EXHIBIT 14.1

ANWORTH MORTGAGE ASSET CORPORATION

CODE OF ETHICS AND BUSINESS CONDUCT

Introduction

The Anworth Mortgage Asset Corporation (“Anworth”) Code of Ethics and Business Conduct (the “Code”) has been adopted by our leadership and our Board of Directors and explains our basic ethical obligations. It outlines the principles, policies and values that govern the activities of our company. It is not meant to answer every question, but will provide you with a good starting point and the tools to make the right choices.

This Code is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 and the listing standards of the New York Stock Exchange (“NYSE”), and is applicable to Anworth’s principal executive officer, principal financial and accounting officer and controller or persons performing similar functions. As a public reporting company, with our stock trading on the NYSE, we are subject to regulation by the Securities and Exchange Commission (“SEC”) and the NYSE, and compliance with Federal securities laws and regulations, as well as state and local laws. Anworth insists on strict compliance with the spirit and the letter of these laws and regulations.

Who does this Code apply to?

This Code applies to the directors, officers and employees of Anworth. In addition, other persons performing services for our company may be subject to the Code by contract or agreement.

You are expected to read the Code and make sure you understand it and are in compliance with it and any supporting policies that are available on our internal company website.

What are your responsibilities and obligations regarding this Code?

You are responsible for proactively promoting ethical behavior as a responsible partner in our work environment. You must promptly report any possible violations of this Code. You are responsible for completing any actions that the company deems necessary in compliance with this Code.

In addition to following the ethical standards set forth in this Code, you are also required to comply with both the spirit and the letter of all laws and regulations applicable to our business. We will not tolerate or condone unlawful or unethical acts.

DISCRIMINATION AND HARASSMENT

At Anworth, our people are our most valued resource. The diversity of our company is a tremendous asset that we value and respect. Our policies are designed to treat all of our employees fairly and to assist them in developing their full potential for contributing to the continuing strength of our organization. We are committed to providing all employees with a safe work environment free of bias, discrimination, intimidation, or harassment.

CONFLICTS OF INTEREST

A conflict of interest is defined as any situation in which a director, officer or employee has competing professional or personal interests which could possibly make it difficult to fulfill Anworth duties and responsibilities in an impartial manner. You are expected to act on behalf of and in the interest of Anworth, without favor or preference based on possible direct or indirect personal gain in all matters.

It is impossible to avoid having any conflicts of interest. Additionally, it is important to recognize that a conflict of interest is not inherently wrong or illegal. It is however, specifically required by this Code that all directors, officers and employees of Anworth (1) fully disclose to the appropriate parties all actual or perceived conflicts of interest and (2) ensure that all Anworth duties and responsibilities are handled in such a manner that ensures impartiality. Impartiality can be maintained by such means as recusal or abstaining from decisions where conflicts exist, outside valuations or arms length determinations of such matters as “fair price” and generally forthright disclosure.

While it is impossible to specify all situations in which a conflict of interest might arise, we have provided some examples below:

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Outside Activities—Officers and employees are expected to focus their energy and attention on their responsibilities at Anworth and must get approval from their department head and the President prior to accepting outside activities such as outside employment, businesses, charity activities etc. Approved outside activities cannot interfere in any way with the impartiality of Anworth duties and responsibilities. In recognition of the fact that many officers and employees also work for Pacific Income Advisers, it is important to ensure impartiality and to refer all specific issues where conflicts exist to appropriate supervisors so that an impartial resolution can be determined and documented.

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Board Memberships—Occasionally an officer or employee may be asked to serve on the board of directors of another organization. This can, in some cases, raise a conflict of interest. Officers and employees may serve on the boards of business corporations, charitable, educational, or other non-profit boards, but must report this activity annually on the compliance report.

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Vendor Relationships—If you are an officer or employee with signing authority to commit Anworth to the purchase of goods or services in the amount of $1,000 or more, you must disclose any personal/financial interests and/or affiliations with Anworth vendors annually. You must also disclose any personal/financial interests and/or affiliations that you may have with vendors while they are bidding for business. Accordingly, your obligation can include disclosing relationships to vendors that are not currently doing business with us but may currently be under review as part of a request for proposal process.

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Meals, Gifts and Entertainment—Our business dealings with outside parties, including for example, vendors and consultants, must be conducted using consistent and unbiased standards. Any meals, gifts and entertainment received or provided must be appropriate and must not compromise our reputation or our corporate values. You may not accept or solicit any gifts, entertainment or gratuities that could influence, or be perceived to influence, your business judgment. In addition, you may not provide gifts, entertainment or gratuities intended to influence, or that could be perceived as being provided with the intention of influencing, the business judgment of others.

COMPLIANCE WITH LAWS / INSIDER TRADING

Anworth is committed to obeying all laws designed to protect the investing public with respect to the use and disclosure of material information. Accordingly, you are required to comply faithfully with both the letter and the spirit of all laws, rules and regulations, including the insider trading laws.

Information is considered material if a reasonable investor would consider it important to his or her decision to engage in a stock transaction. Examples of this would be a significant upward or downward revision of earnings forecasts, a significant regulatory finding, a restructuring, a listing or de-listing, a major management change, or a significant acquisition.

You are responsible for knowing and abiding by company policies regarding securities trading and personal trading accounts in general.

CONFIDENTIAL INFORMATION AND PRIVACY

At Anworth, we may receive or have access to sensitive or non-public information from a variety of sources, including Anworth employees and others.

It is our policy to treat all such information as confidential and no such information should be disclosed except in the performance of assigned duties, or where the release of such information is authorized by the appropriate Anworth officer, or is required by law.

It is also our policy to treat internal documents concerning our operations and activities, the work, deliberations and decisions of our Boards of Directors, Anworth management, staff and Anworth committees as confidential. Such information shall be disclosed only as authorized by the President.

No one shall directly or indirectly use any confidential information for personal gain.

Communications with the news media about “material events” and “significant public events” should be directed to Anworth’s Investor Relations office. All inquiries from regulatory agencies and all inquiries about current or former employees of Anworth or its subsidiaries should be directed to Anworth’s Principal Financial Officer. All such communications will be forthright, responsible and in keeping with Anworth’s legal policies and obligations.

PROPER USE OF COMPANY ASSETS

Employees are provided with work stations, telephones, cellular phones, phone cards, personal computers, electronic mail systems and other tools to assist you in the performance of your job. Although we recognize that some reasonable personal use of these systems may be appropriate, these assets also include intellectual and proprietary information such as trade secrets, software applications, business plans, documentation of business systems and other business data that are to be used only for authorized business purposes. Corporate property or information may not be used for personal gain or to engage in outside business activities. We reserve the right to monitor the use of our company assets, including all forms of electronic communications.

CORPORATE OPPORTUNITIES

You are prohibited from taking for yourself personally opportunities that are discovered through the use of corporate property, information or position. You may not use corporate property, information, or position for personal gain. You may not compete with our company. Each of us owes a duty to the company to advance its legitimate interests when the opportunity to do so arises.

FAIR DEALING

You must observe the highest standards of ethical conduct in dealing with the outside parties with which we do business, including firms we regulate, vendors, consultants, competitors, regulators, attorneys, hearing panel members and listed company representatives. Anworth competes for its business fairly. Accordingly, you may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

WAIVERS OF THE CODE OF ETHICS

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors or an authorized committee of the Board and will be promptly disclosed as required by any applicable laws, rules and regulations.

REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

If you believe that there has been a violation of a provision of our Code or any other matters that might violate ethical conduct, you are expected to bring the matter in good faith to the attention of your supervisor or manager, Human Resources, the Office of the President or the Board of Directors. You can make reports by telephone, through e-mail, in person, or through our toll free Whistleblower Hotline at (866) 885-6905.

You have a personal responsibility to report activity that appears to violate this Code or any laws, rules, or regulations. All reported matters will be investigated as promptly and confidentially as possible. The company will take corrective action and make necessary changes. You are expected to cooperate with lawful investigations into allegations that our Code, policies or laws have not been followed.

PROHIBITION AGAINST RETALIATION

Anworth will not tolerate retaliation against any person who brings an ethics or compliance issue to our attention in good faith. Individuals who raise concerns or who help to resolve reported matters are protected against retaliation. Additionally, Anworth reserves the right to bring disciplinary action against any employee who knowingly makes a false accusation, provided false information to Anworth or otherwise acts improperly.

WHERE TO GO FOR HELP

If you are faced with an ethical problem and not sure what to do, speak up and get the advice and guidance you need. Keep asking questions until you are certain you are doing the appropriate thing.

Whom should I contact for help?

An employee’s supervisor is a good place to start. However, if you feel uncomfortable speaking with your supervisor, or your issue is not promptly resolved, you should contact the next level of management.

You may also get help or advice from:

•	Chief Financial Officer

•	Human Resources

•	Office of the President

•	Board of Directors or committee of the Board of Directors

If you are ever unsure about where to go, uncomfortable about using one of the other resources identified above, or wish to raise an issue anonymously, you may report a matter or get help through our toll free Whistleblower Hotline at (866) 885-6905.